UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of December, 2002

                CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
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              (Translation of registrant's name into English)

     Av. Revolucion 780, Modulo 2, Col. San Juan, C.P. 03730 Mexico, D.F.
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                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


            Form 20-F     X                          Form 40-F
                      --------                                 --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                     No     X
                   --------                               --------


     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82___.)

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[LOGO - COMERCIAL MEXICANA]

                                                        [LOGO - AUCHAN]

                                                        PRESS RELEASE

                      CONTROLADORA COMERCIAL MEXICANA
                           BUYS AUCHAN DE MEXICO

Contact:  Javier Miranda
Phone:    5270-9313
e-mail:   ComercialMexicana 627@hotmail.com

MEXICO CITY, DECEMBER, 9, 2002. As part of the strategic plan implemented over a year ago to offer better prices and greater benefits to its consumers, Controladora Comercial Mexicana S.A. de C.V. (CCM) announced today it has signed two letters of intent.

The first letter of intent stipulates that Comercial Mexicana will take over the Auchan operating company in early 2003. The agreement includes the creation of a trust fund through which CCM will acquire the Auchan facilities in Mexico at a price already agreed upon, which will allow CCM to begin receiving income from sales at those stores in the first quarter of 2003.

Auchan de Mexico operates five hypermarkets and their shopping centers, four in Mexico City and one in Puebla.

At the same time, both supermarket chains signed another letter of intent which outlines commercial agreements that guarantee Comercial Mexicana access to Auchan's international suppliers and to the privileged buying conditions the French company enjoys all over the world.

By signing this deal, Comercial Mexicana will not only increase its share in the Mexican market but it will also benefit consumers by offering greater product variety and volume and, above all, lower prices.

                                   # # #

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CONTROLADORA COMERCIAL MEXICANA, S.A de C.V.
                                  --------------------------------------------
                                              (Registrant)


Dated:  December 11, 2002           By   /s/ Francisco Martinez de la Vega
                                       -----------------------------------
                                    Name:   Francisco Martinez de la Vega
                                    Title:  Chief Financial and
                                            Administrative Officer